UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)1

LQR House Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

50215C 208
(CUSIP Number)

DAVID E. LAZAR

PH The Towers, Tower 200, 30B

Winston Churchill, Paitilla

Panama City, Panama 07196

(646) 768-8417

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSONS DAVID E. LAZAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Portugal, Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- [1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0- [1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- [1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%[1]
14	TYPE OF REPORTING PERSON IN

(1)	Does not include (i) 4,352,727 additional shares of the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”) that the Issuer will purchase in a subsequent closing, or (ii) 10,909,090 shares of Common Stock that the Reporting Person will have the right, but not the obligation, to acquire pursuant to the Warrant (as defined herein) that the Issuer will issue at such subsequent closing, each as further described in Item 6 below.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 7,029,326 shares of Common Stock outstanding as of November 14, 2024, which is the total number of Shares reported outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 14, 2024.

A	.	Reporting Person

(a)	As of the close of business on November 25, 2024, the Reporting Person did not beneficially own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by the Reporting Person during the past sixty days are set forth in more detail in Item 6.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	On November 21, 2024, the Reporting Person ceased to beneficially own 5% of the Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 21, 2024, the Reporting Person entered into a Securities Purchase Agreement with the purchaser named therein, pursuant to which the Reporting Person agreed to sell to such purchaser all of his right and interest in 821,818 shares of Common Stock of the Issuer. The aggregate purchase price paid by the purchaser for the 821,818 Shares under the purchase agreement is $1,300,000. The purchase agreement was subject to the satisfaction of certain closing conditions, including the delivery of the purchase price into escrow, and contains customary representations, warranties and agreements of the Reporting Person and the purchaser, indemnification rights and other obligations of the parties.

On November 25, 2024, the Reporting Person entered into a Securities Purchase Agreement with the purchaser named therein, pursuant to which the Reporting Person agreed to sell to such purchaser all of his right and interest in 280,000 shares of Common Stock of the Issuer. The aggregate purchase price paid by the purchaser for the 280,000 Shares under the purchase agreement is $800,000. The purchase agreement was subject to the satisfaction of certain closing conditions, including the delivery of the purchase price into escrow, and contains customary representations, warranties and agreements of the Reporting Person and the purchaser, indemnification rights and other obligations of the parties.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2024

/s/ David E. Lazar
DAVID E. LAZAR

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